VIA EDGAR
Mr. Vince DiStefano
Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Form N-14 Registration Statement
Sentinel Group Funds, Inc.; File No. 333-147375

Dear Mr. DiStefano and Mr. Rupert:

As you are aware, Registrant filed a response to oral comments of the Staff given on December 7, 19, 21 and 27,
2007 regarding the Registration Statement on Form N-14 (“Registration Statement”) of Sentinel Group Funds, Inc.
(“Registrant”), which was originally filed on November 14, 2007 with the Securities and Exchange Commission (“SEC”)
under the Securities Act of 1933, as amended. It also subsequently filed a definitive Registration Statement, which became effective. To date, Registrant has not used the Registration Statement to publicly offer its securities in connection with the
Citizens Funds transactions.

Following the filing of the response and definitive Registration Statement, Registrant re-considered whether the
Citizens Core Growth Fund was the appropriate accounting survivor of the proposed reorganization involving the Citizens
Core Growth Fund and the Citizens Value Fund into the Sentinel Responsible Investing (SRI) Core Opportunities Fund, a
new series of the Registrant. In its re-consideration, Registrant reviewed the reasonable belief of the Sentinel Responsible
Investing (SRI) Core Opportunities Fund’s portfolio manager that he would sell a substantial portion of the large-cap growth holdings of the Citizens Core Growth Fund shortly following the reorganization in favor of purchases of large-cap blend securities consistent with the Citizens Value Fund investment strategy. It also noted that the Sentinel Responsible
Investing (SRI) Core Opportunities Fund expected to invest according to a large-cap blend investment strategy going forward and that the Sentinel Responsible Investing (SRI) Core Opportunities Fund’s management fee was more similar to the Citizens Value Fund than the Citizens Growth Fund. A more complete analysis of the appropriate accounting survivor is attached to this correspondence.

Consistent with our discussion regarding this matter, Registrant expects to file a post-effective amendment to the
Registration Statement reflecting the Citizens Value Fund as the accounting survivor of the proposed reorganization and request acceleration of the effectiveness of the filing.

Registrant acknowledges that (1) the effectiveness of the filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (802) 229-7410.

Very truly yours,
/s/ Kerry A. Jung
Kerry A. Jung
Secretary

Attachment

Sentinel Group Funds, Inc. ª One National Life Drive ª Montpelier, VT 05604

Mr. Vince DiStefano
Mr. Kevin Rupert
January 11, 2008

Citizens Core Growth Fund & Citizens Value Fund
with and into
Sentinel Responsible Investing (SRI) Core Opportunities Fund (a new series)

In making the determination that the Citizens Value Fund would be the accounting survivor (the “Survivor”) of the reorganization of the Citizens Value Fund and the Citizens Core Growth Fund into the Sentinel Responsible Investment
(SRI) Core Opportunities Fund, a newly established series, the attributes of the Sentinel Responsible Investment (SRI) Core
Opportunities Fund were compared with the attributes of each of the Citizens Value Fund and the Citizens Core Growth
Fund. In particular, the factors described below were considered. The following analysis assumes that both such reorganizations are approved by Fund shareholders.

1.	Portfolio Management. Because neither the investment advisor nor the portfolio manager of either existing Fund will manage the Sentinel Responsible Investing (SRI) Core Opportunities Fund, this factor is neutral.

2.	Portfolio Composition. Dan Manion, the planned portfolio manager of the Sentinel Responsible Investing (SRI) Core Opportunities Fund, has conducted an analysis of the portfolios of each of Citizens Core Growth Fund and the Citizens Value Fund, and has confirmed that he would expect the portfolio composition of the Sentinel Responsible Investment (SRI) Core Opportunities Fund to more closely resemble that of the Citizens Value Fund. The Citizens Core Growth Fund, as previously managed, is at the extreme right hand side of the growth style box, with limited overlap or correlation with how the Sentinel Responsible Investing (SRI) Core Opportunities Fund is expected to be managed.

Also, for the period from its inception to March 2002, the Citizens Core Growth Fund was not actively managed, but rather followed an index strategy. The Citizens Value Fund, on the other hand, is firmly in the blend style box, which is consistent to the style expected to be employed by Mr. Manion for the Sentinel Responsible Investment (SRI) Core Opportunities Fund.

In addition, Mr. Manion currently expects to sell substantially all of the holdings that are unique to the Citizens Core Growth Fund (i.e., securities that were not held by both the Citizens Core Growth and the Citizens Value Fund prior to the reorganization), which is anticipated to account for more than 50% of the Sentinel Responsible Investing (SRI) Core Opportunities Fund’s assets, and purchase securities that are more consistent with the investment style of the Citizens Value Fund shortly following the reorganization.

Therefore, this factor favors the Citizens Value Fund as Survivor.

3.	Investment Objectives, Strategies, Restrictions. The Citizens Core Growth and Citizens Value Funds have the same investment objective, which is expected to be the investment objective of the Sentinel Responsible Investing (SRI) Core Opportunities Fund as well.

Each of the Citizens Core Growth and Citizens Value Fund invests at least 65% of its assets in the common stock of large-cap companies based in the U.S. The principal investment strategy of Sentinel Responsible Investment (SRI) Core Opportunities Fund is also to invest at least 65% of its net assets in stocks of large-cap companies based in the U.S.

The Citizens Value Fund, unlike the Citizens Core Growth Fund, focuses on companies that it believes have shares selling at an attractive discount to their peers or historic norms. The Citizens Core Growth Fund, on the other hand, favors companies it believes have superior financial strength, strong management and growing sales and earning resulting from innovation, scale and efficiencies. The current prospectus for the Citizens Core Growth Fund provides that while the adviser will consider a stock’s valuation in determining the size of a specific position in the Fund, the adviser may purchase and hold stocks with seemingly high valuations. Because the philosophy of the adviser of the Sentinel Responsible Investing (SRI) Core Opportunities Fund is based on, among other things, valuation discipline and because the adviser of the Sentinel Responsible Investment (SRI) Core Opportunities Fund will look for securities offered at attractive valuation levels, the Fund’s principal investment strategies are more closely in line with those of the Citizens Value Fund. Many of the strategies historically used by the adviser of the Citizens Core Growth Fund, on the other hand, will not be strategies used in the management of the Sentinel Responsible Investment (SRI) Core Opportunities Fund, which would require the Sentinel Responsible Investing (SRI) Core Opportunities Fund to

Mr. Vince DiStefano
Mr. Kevin Rupert
January 11, 2008

footnote its performance information to reflect the investment strategy change should the Citizens Core Growth Fund be deemed the Survivor. Such footnote disclosure would not be required if the Citizens Value Fund was the Survivor.

Therefore, this factor favors the Citizens Value Fund as Survivor.

4.	Expense Structures and Expense Ratios. The pro forma expense ratio of the Class A shares of the Sentinel Responsible Investing (SRI) Core Opportunities Fund is closer to the Standard shares of the Citizens Value Fund than the Citizens Core Growth Fund. Although the opposite is true for the Class I/Institutional shares, the Citizens Value Fund and the Sentinel Responsible Investing (SRI) Core Opportunities Fund have the same maximum management fee, which is 20 bps different from the maximum management fee of the Citizens Core Growth Fund.

Therefore, this factor favors the Citizens Value Fund as Survivor.

5.	Asset Size. The following table shows each Fund’s approximate net assets as of October 31, 2007.

Fund Citizens Core Growth Fund	Assets $257 million
Citizens Value Fund	$60 million
Pro Forma – Sentinel Responsible Investing (SRI) Core Opportunities Fund	$317 million

The larger size of the Citizens Core Growth Fund is the one factor in favor of the Citizens Core Growth Fund as Survivor.

6.	Age of Fund. The Citizens Core Growth Fund began operations in March, 1995 and the Citizens Value Fund began operations in June, 1996. Because there is no material difference in the age of the Funds and both Funds have a ten- year performance history, this factor is neutral.

7.	Fund Governance. Because the Sentinel Responsible Investing (SRI) Core Opportunities Fund’s Directors and Officers will govern rather than either of the Citizens Funds, this factor is neutral.

We believe an analysis of the factors overall weighs in favor of the Citizens Value Fund as Survivor of the reorganization.